C21 Investments Announces Increase to Previously Announced Private Placement to $15 Million

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, January 25, 2019 - C21 Investments Inc. ("C21" or the "Company") (CSE: CXXI) is pleased to announce that due to demand from investors, it has increased the maximum size of the previously announced brokered syndicated private placement offering led by Industrial Alliance Securities Inc. (the "Lead Agent"), with Canaccord Genuity Corp. and Sprott Capital Partners, a division of Sprott Private Wealth LP, as syndicate members (collectively with the Lead Agent, the “Agents”), as announced December 14, 2018, to the sale of up to a maximum of 15,000 units of C21 Investments (the "Units"), at a price of $1,000 per Unit for gross proceeds of up to a maximum of $15,000,000 (as so increased, the "Offering").

In addition, C21 Investments granted the Agents an over-allotment option, exercisable in whole or in part, at the discretion of the Agents, to arrange for the purchase of up to an additional 15% of the aggregate Units sold by the Agents for all closings, at any time until the closing of the second tranche of the Offering.

Each Unit consists of one $1,000 principal amount 10% unsecured convertible debenture (the "Debenture") and one-half of one non-transferable debenture warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase, for a period of 24 months from the date of issue, one additional $1,000 principal amount 10% unsecured convertible debenture (a "Warrant Debenture") at an exercise price of $1,000 per Warrant Debenture. The Debentures are convertible to common shares of C21 Investments at a price of $0.80 per common share. The Warrant Debentures are convertible into common shares of C21 Investments at a price of $0.90 per common share. The Debentures and Warrant Debentures will mature two years from the date of issuance of the Debentures.

Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

The terms of the Offering are substantially as disclosed in the Company's news release dated December 14, 2018. C21 Investments closed the first tranche of the Offering for total gross proceeds of $5,063,000. Closing of the second tranche of the Offering is expected to occur on January 30, 2019, or such other date as the Lead Agent and the Company may agree. The closing of the Offering is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including the Canadian Securities Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

ABOUT C21 INVESTMENTS
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, Pure Green and Eco Firma Farms in Oregon. The Company has definitive agreements to acquire Phantom Farms, Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Dave Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the expected use of the net proceeds from the Offering; and (ii) the expected closing date of the second tranche of the Offering;(iii) closing of other acquisitions based on definitive agreements; and (vi) the impact of the acquisitions on the Company's ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the second tranche of the Offering, C21’s inability to finance and complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.